Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

DEAN FOODS COMPANY

Pursuant to Section 242

of the General Corporation Law of the State of Delaware

Dean Foods Company, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. Section A of Article IV of the Restated Certificate of Incorporation of the Corporation is hereby amended by adding a second and third paragraph which read as follows:

“Effective upon the effective time of this Certificate of Amendment of Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Split Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Split Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Split Effective Time are reclassified into a smaller number of shares such that each two to eight shares of issued Common Stock immediately prior to the Split Effective Time is reclassified into one share of Common Stock, the exact ratio within the two to eight range to be determined by the board of directors of the Corporation prior to the Split Effective Time and publicly announced by the Corporation. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Split Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Split Effective Time, shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of Common Stock on the New York Stock Exchange immediately following the Split Effective Time.

Each stock certificate that, immediately prior to the Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Split Effective Time shall, from and after the Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Split Effective Time).”

2. This Certificate of Amendment shall be effective on August 26, 2013 at 4:15 P.M. Eastern Time.

[Signature Page Follows]

IN WITNESS WHEREOF, Dean Foods Company has caused this Certificate to be executed by its duly authorized officer on this 14th day of August 2013.

DEAN FOODS COMPANY

By:	/s/ Rachel A. Gonzalez
Name:	Rachel A. Gonzalez
Title:	Executive Vice President, General Counsel and Corporate Secretary